September 23, 2024

Keith Phillips
President and Chief Executive Officer
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, NC 28012

        Re: Piedmont Lithium Inc.
            Registration Statement on Form S-3
            Filed September 13, 2024
            File No. 333-282115
Dear Keith Phillips:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                           Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:    Eric Scarazzo, Esq., of Gibson, Dunn & Crutcher LLP